Trimble Navigation Limited
935 Stewart Drive
Sunnyvale, CA 94085-3913

June 23, 2009

Ms. Lynn Dicker
Reviewing Accountant
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Trimble Navigation Limited
SEC Comment Letter dated June 11, 2009

Dear Ms. Dicker:

Trimble Navigation Limited is submitting the following responses to the Staff’s comment letter dated June 11, 2009 relating to the Company’s Form 10-K for the fiscal year ended January 2, 2009 and filed March 3, 2009 and Form 8-K dated February 3, 2009.

Certain Relationships and Related Transactions, and Director Independence, page 88

1.
We note your response to prior comment 6.  Disclosure of policies and procedures for the review, approval or ratification of transactions with related persons is required by Item 404(b)(1) of Regulation S-K regardless of whether you are required to disclose any transactions pursuant to Item 404(a).  Accordingly, we reissue the comment.

Response:

In the future filings on Form 10-K, or in a proxy statement which is incorporated therein by reference, the Company will include the information required by Item 404(b)(1) of Regulation S-K.  The Company currently expects such disclosure would read as follows:

Certain Relationships and Related Person Transactions

The Company reviews all relationships and transactions in which the Company and our directors and executive officers or their immediate family members are participants to determine whether such persons have a direct or indirect material interest.  The Company’s legal staff is primarily responsible for the development and implementation of processes and controls to obtain information from the directors and executive officers with respect to related person transactions and for then determining, based on the facts and circumstances, whether the Company or a related person has a direct or indirect material interest in the transaction.  On an annual basis, all directors and executive officers must respond to a questionnaire requiring disclosure about any related person transactions, arrangements or relationships (including indebtedness).  As required under SEC rules, any transactions that are determined to be directly or indirectly material to the Company or a related person are disclosed in the Company’s applicable SEC filings.

In addition, certain aspects of such types of transactions are the subject of the Company’s Business Ethics and Conduct Policy (the “Policy”).  The Policy applies to all of the Company’s employees, directors and officers and is available in the “Investors” section of the Company’s website at http://investor.trimble.com under the heading “Corporate Governance — Governance Documents.”  Pursuant to the Policy all employees must disclose to the Company’s Compliance Officer all actual or apparent conflicts of interests and the Company’s Senior Officers (which is defined in the Policy as the Company’s Chief Executive Officer, Chief Financial Officer, Corporate Controller and any other person performing similar functions) must obtain prior written approval from the Compliance Officer or the Chairman of the Audit Committee for any apparent conflicts of interest.  The Company’s Compliance Officer is the Company’s general counsel, the Chairman of the Audit Committee in the general counsel’s absence, or such other person as the Board of Directors may designate.

In determining whether to approve or ratify a related party transaction, the Chief Compliance Officer may consider all relevant facts and circumstances, including the following factors:

•	the nature of the related person’s interest in the transaction;
•	the material terms of the transaction, including the amount involved and type of transaction and whether the terms are at least as favorable to the Company as those available from non-related parties;
•	the importance of the transaction to the related person and to the Company;
•	whether the transaction would impair the judgment of a director or executive officer to act in the best interest of the Company and its stockholders; and
•	any other matters the Audit Committee or other committee, as applicable, deems appropriate.

Please contact the undersigned at (408) 481-8000 should you require further information or have any questions.

Sincerely,

/s/ Rajat Bahri
Rajat Bahri
Chief Financial Officer

cc:	James Kirkland
Thomas Ivey